INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

February 21, 2023

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant” or “Trust”) on behalf of the AXS Dynamic Opportunity Fund and AXS Tactical Income Fund

Ladies and Gentlemen:

This letter summarizes the additional comment provided to me by Ms. Samantha Brutlag of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on February 16, 2023, regarding Post-Effective Amendment No. 373 to the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) on December 12, 2022, relating to the AXS Dynamic Opportunity Fund and AXS Tactical Income Fund (each, a “Fund” and together, the “Funds”), each a newly-created series of the Trust. A response to the comment is included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Funds’ Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

GENERAL

1.	In your written response, please provide the Funds’ ticker symbols for the Commission’s review in advance of the filing of the Amendment.

Response: The Funds’ ticker symbols are listed below and will be incorporated into the Amendment.

AXS Dynamic Opportunity Fund	AXS Tactical Income Fund
Class A Shares: ADOAX	Class A Shares: TINAX
Class I Shares: ADOIX	Class I Shares: TINIX

* * * * *

If you have any further questions, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary

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